UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

IDLE MEDIA, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

451681 106
(CUSIP Number)

Raphael P. Haddock
216 S. Centre Avenue
Leesport, PA 19533
(484) 671-2241

with a copy to:

Stoecklein Law Group, LLP.
401 West A Street, Suite 1150
San Diego, CA 92101
(619) 704-1310
Fax (619) 704-0556
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451681 601Page of 7 Pages

1           NAME OF REPORTING PERSON                                                                                                Raphael P. Haddock

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                        (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                          US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	5,263,493

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	5,263,493

	(10)	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,493 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                              9%

14           TYPE OF REPORTING PERSON*                                                                                                      (IN) INDIVIDUAL

CUSIP No. 451681 601Page of 7 Pages

Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Idle Media, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 216 S. Centre Avenue, Leesport, PA 19533.

Item 2.                      Identity and Background

(a)	Raphael P. Haddock

(b)	The business address of Mr. Haddock is 216, S. Centre Avenue, Leesport, PA 19533.

(c)	Mr. Haddock’s principal occupation is acting as Chief Operating Officer and Chief Financial Officer of the Issuer.

(d)	Mr. Haddock has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Haddock has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Haddock is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On August 14, 2012, the Issuer issued 5,263,493 shares of Common Stock to Mr. Haddock as compensation pursuant to his employment agreement.

Item 4.                      Purpose of Transaction

Mr. Haddock received and currently holds the shares of the Issuer’s Common Stock, as described herein, for investment purposes and intends to continue to evaluate his respective investments in the securities.

Mr. Haddock intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Common Stock.

Except as set forth herein, Mr. Haddock does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Haddock reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Mr. Haddock to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                      Interest in Securities of Issuer

(a)
As of the filing date of the Schedule 13D, Mr. Haddock may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote the 5,263,493 shares of Common Stock, which represents approximately 9% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Mr. Haddock by 58,483,250 shares (the number of outstanding shares of common stock of the Issuer as of August 22, 2012, based upon the Issuer’s certified stockholder list).

(b)	The responses of Mr. Haddock to Items 7-11 of the cover page of this Schedule 13D are incorporated by reference.

(c)	Except as set forth or incorporated herein, Mr. Haddock has not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2012	By:	/S/ Raphael Haddock
Raphael Haddock